SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) hereby informs its shareholders and the Market in general that was launched on March 26, 2018, the Eletrobras Consensus Dismissal Plan ("PDC").

The plan, which is being implemented simultaneously in the holding company and in the companies Eletrobras Cepel, CGTEE, Chesf, Eletronuclear, Eletronorte, Amazonas GT, Eletrosul and Furnas, is one of the initiatives foreseen in "Challenge 22: Sustainable Excellence" ("PDNG 2018-2022"), widely disclosed to the market by means of a Relevant Fact on December 17, 2017.

The conditions were previously approved by the Office of Coordination and Governance of State Companies - SEST ("SEST").

The target of Eletrobras is the dismissal of approximately 3,017 employees who meet one of the following conditions: (i) at least 10 (ten) years of employment with the company at the time of termination, considering the limit of December, 14 2018; and (ii) employees amnestied and reinstated to the company through the Special Interministerial Commission (“CEI de Anistia”), as established by Law 8,878/1994. In the latter case, there is no minimum company time requirement.

The voluntary adhesions to the PDC will occur between March 26, 2018 and April 27, 2018. The terminations will be carried out between May and December 2018.

Rio de Janeiro, March 28, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.